

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Mail Stop 4631

<u>Via E-mail</u>
F. Nicholas Grasberger, III
President and Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

     Re: **Harsco Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 26, 2016
                File No. 1-03970

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief
                    Office of Manufacturing and Construction